SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                SCHEDULE 14D-1/A
                                (Amendment No. 2)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                 SCHEDULE 13D/A
                                (Amendment No. 4)
                           ---------------------------

                                 NCL HOLDING ASA
                            (Name of Subject Company)


                                 ARRASAS LIMITED

                                       and

                                STAR CRUISES PLC
                                    (Bidders)

                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600

       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                           ---------------------------

-------------------------------------------------------------------------------

CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
--------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person Above

         Arrasas Limited
-------- -----------------------------------------------------------------------

2.       Check the Appropriate Box if a member of a Group   (a) |X|
                                                            (b) |_|
-------- -----------------------------------------------------------------------

3.       SEC Use Only
-------- -----------------------------------------------------------------------

4.       Sources of Funds

         AF, BK, WC
-------- -----------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)|_|

-------- -----------------------------------------------------------------------

6.       Citizenship or Place of Incorporation

         Isle of Man
-------- -----------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         125,904,529 (1)
-------- -----------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares |_|
-------- -----------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)

         Approximately 49.9%
-------- -----------------------------------------------------------------------

10.      Type of Reporting Person

         CO
-------- -----------------------------------------------------------------------

--------

1 Of these Shares, 96,794,329 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 6,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

-------- -----------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person Above

         Star Cruises PLC
-------- -----------------------------------------------------------------------

2.       Check the Appropriate Box if a member of a Group (a) |X|
                                                          (b) |_|
-------- -----------------------------------------------------------------------

3.       SEC Use Only
-------- -----------------------------------------------------------------------

4.       Sources of Funds

         Not applicable
-------- -----------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f) |_|
-------- -----------------------------------------------------------------------

6.       Citizenship or Place of Incorporation

         Isle of Man
-------- -----------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         125,904,529 (2)
-------- -----------------------------------------------------------------------

8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares |_|
-------- -----------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)

         Approximately 49.9%
-------- -----------------------------------------------------------------------

10.      Type of Reporting Person

         CO
-------- -----------------------------------------------------------------------

--------

2 Of these Shares, 96,794,329 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 6,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.

     This Amendment No. 2 (this "Amendment") amends the Schedule 14D-1 Tender Offer Statement (the "Statement") dated January 13, 2000, as previously amended, of Arrasas Limited, an Isle of Man company (the "Offeror") and a wholly owned subsidiary of Star Cruises PLC ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star. This Amendment also amends the Schedule 13D filed by the Offeror, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited with the Securities and Exchange Commission on December 27, 1999, as amended.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

     Item 7 is hereby amended and supplemented by adding the following paragraph:

     On January 25, 2000, Wexford Investments Limited, a Bahamian company, gave powers of attorney, which it has agreed will be irrevocable, to a representative of Star to vote the Shares owned by Wexford Investments, a total of 6,874,800 Shares, at the forthcoming extraordinary meeting of Shareholders, including in support of the election of the directors nominated by Star and its affiliates.

Item 10. Additional Information.

     Item 10(f) is hereby amended and supplemented by adding the following paragraph:

     Reference is hereby made to: (i) the letter dated January 25, 2000 from Colin Au, President and Chief Executive Officer of Star, to the shareholders of NCL which is attached hereto as Exhibit (h) and (ii) the text of the Press Release issued by Star on January 25, 2000 which is attached hereto as Exhibit
(i).

Item 11. Material to be filed as Exhibits.

     The following items (c)(2), (i) and (j) are hereby added to the material previously filed as exhibits.

     (c)(2) Letter dated January 25, 2000 from Wexford Investments Limited.

     (h) Letter dated January 25, 2000 from Colin Au, President and Chief Executive Officer of Star, to the shareholders of NCL.

     (i)  Text of Press Release issued by Star on January 25, 2000.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2000



                                    ARRASAS LIMITED


                                    By:  /s/ Gerard Lim
                                         --------------------
                                         Name:  Gerard Lim
                                         Title:  Director


                                    STAR CRUISES PLC


                                    By:  /s/ Lim Kok Thay
                                         ---------------------
                                         Name:  Lim Kok Thay
                                         Title:  Director

                                                                  Exhibit (c)(2)



BY COURIER
Advokatfirmaet Selmer DA "Selmer"
Stoeperigate, 2
Aker Brygge                         Tel     4723 11 65 00
0250  Oslo                          Fax     4723 11 65 01
Norway


Montreux, 25 january 2000
        (place)


Dear Sirs,

NCL Holding ASA

Please find enclosed two duly completed Powers of Attorney for Mr. Nils Bugge (with full power of substitution) to appear on our behalf and vote our shares in NCL Holding ASA in the extraordinary shareholders meeting to be held on or about 4 February 2000 and any adjournment thereof.

We confirm that (i) the enclosed Powers of Attorney shall be deemed to be irrevocable; (ii) we irrevocably undertake not to take any step of allow any step to be taken to revoke the enclosed Powers of Attorney; and (iii) that Mr. Bugge (or his duly appointed substitute) may exercise the voting rights as he deems appropriate, provided, however, that the votes shall be cast in support of the election of the directors nominated by Star Cruises Plc (and affiliated companies).

Yours faithfully,

/s/ Michael M. Darville
-----------------------

For and on behalf of
Wexford Investments Limited

                                                                     Exhibit (h)


                               [Star Cruises logo]


                                                          Oslo, 25 January, 2000

Dear NCL Shareholder,

As you may know, there is going to be an extraordinary general meeting in NCL on 4 Feb. We at Star Cruises, being by far the largest NCL shareholder with a 47 per cent holding, would like to elect a new board of directors at NCL. This requires a simple majority (i.e. 50.1 per cent of the votes present) at the EGM.

Star Cruises has a strong track record in the cruise industry and is "The Leading Cruise Line in Asia-Pacific", operating a modern fleet of 9 cruise ships and another 4 on order. All captains and officers on the Star Cruises vessels are Scandinavians. Star Cruises is listed in Singapore and Luxembourg and has a market capitalisation of USD 6.3bn (NOK 50bn).

Star Cruises believes that an integration between NCL and Star Cruises will create strong synergies to become "The First Global Cruise Line in the World", combining the Asian cruise market with the US and European markets for the first time ever.

We need to elect new board members who can achieve this goal. Our proposed Directors represent strong operational industry experience and will include prominent Norwegians and Europeans. We have already announced that Mr Colin Veitch, a former Senior Vice President of Princess Cruises, will be appointed as the new President and CEO of NCL once the new board is elected.

We stress that you are very much welcomed to stay as a shareholder in a new and exciting NCL if we have less than 90 per cent of the shares. We believe we will all prosper from implementing the great industry story we can present.

To achieve our goal of creating a new global cruise company positioned for the new millennium, we welcome your support in the forthcoming EGM.

Holders of NCL's American Depositary Receipts may be entitled to exercise voting rights for the NCL shares represented by their Receipts. If you are an ADR holder and would like to authorize Star to vote your shares at the forthcoming EGM, you may contact our information agent, MacKenzie Partners, Inc., at (800) 322-2885 for assistance.

This letter is not an offer to purchase, or a solicitation of an offer to sell, any NCL shares or ADRs beneficially owned by you. Any decision you make with regard to voting such shares or ADRs will not affect the terms of our tender offer for shares and ADRs dated January 13, 2000 or your rights with regard to our tender offer.

Yours faithfully,

Colin Au
President and CEO
Star Cruises Plc

                                                                     Exhibit (i)

                               [Star Cruises logo]

                                  Press release




(Oslo, January 25th 2000) Proposed board of NCL Holding ASA at upcoming extraordinary general meeting

Star Cruises plc.,which currently holds 47,9 per cent of the present number of outstanding shares of NCL Holding ASA will propose the following board of directors at the extraordinary general meeting on February 4th;


         Mr. Ole Lund - Chairman of the board
         Partner at the law firm Bugge, Arentz-Hansen & Rasmussen

         Mr. Rolf Johan Ringdal - Board Member
         Partner at the law firm Bugge, Arentz-Hansen & Rasmussen

         Mr. Peter Brooks - Board Member
         Head of European Corporate Coverage at the law firm of Clifford Chance

         Mr. Lim Kok Thay - Board Member
         Chairman of the Board of Directors of Star Cruises

         Mr. Colin Au Fook Yew - Board Member
         President and Chief Executive Officer of Star Cruises


         Mr. Colin Veitch - Proposed President and Chief Executive Officer
                            of NCL Holding ASA


- The board members proposed by Star Cruises represent strong experience, and will ensure that the planned integration of Star Cruises and NCL, as the first global cruiseline in the world, will be successfully accomplished. This will be to the long-term benefit of all the shareholders, of both NCL and Star Cruises, says CEO Colin Au of Star Cruises.


In order to ensure that all of the current shareholders of NCL are informed about the industrial intentions of Star Cruises. Mr. Colin Au, president and CEO of Star Cruises has today sent a letter to all NCL shareholders. A copy of the letter is attached.

                               [Star Cruises logo]



                                                          Oslo, 25 January, 2000

Dear NCL Shareholder,

As you may know, there is going to be an extraordinary general meeting in NCL on 4 Feb. We at Star Cruises, being by far the largest NCL shareholder with a 47 per cent holding, would like to elect a new board of directors at NCL. This requires a simple majority (i.e. 50.1 per cent of the votes present) at the EGM.

Star Cruises has a strong track record in the cruise industry and is "The Leading Cruise Line in Asia-Pacific", operating a modern fleet of 9 cruise ships and another 4 on order. All captains and officers on the Star Cruises vessels are Scandinavians. Star Cruises is listed in Singapore and Luxembourg and has a market capitalisation of USD 6.3bn (NOK 50bn).

Star Cruises believes that an integration between NCL and Star Cruises will create strong synergies to become "The First Global Cruise Line in the World", combining the Asian cruise market with the US and European markets for the first time ever.

We need to elect new board members who can achieve this goal. Our proposed Directors represent strong operational industry experience and will include prominent Norwegians and Europeans. We have already announced that Mr Colin Veitch, a former Senior Vice President of Princess Cruises, will be appointed as the new President and CEO of NCL once the new board is elected.

We stress that you are very much welcomed to stay as a shareholder in a new and exciting NCL if we have less than 90 per cent of the shares. We believe we will all prosper from implementing the great industry story we can present.

To achieve our goal of creating a new global cruise company positioned for the new millennium, please give us your vote in the forthcoming EGM. Hence, we kindly ask you to fill in the enclosed pre-paid proxy form and mail it immediately and no later than Monday 31 January as we need 2 days to register the proxies.

Yours faithfully,


Colin Au
President and CEO
Star Cruises Plc